SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces Consolidated Financial Results for the third quarter of 2004” dated on November 10, 2004.	1

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Announces Consolidated Financial Results for the third quarter of 2004

Press Release, November 10, 2004 (18 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, SP, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; November 10, 2004) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the third quarter ended September 30, 2004. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976 revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated - Accumulated
	Sep/04	Sep/03	Variation
Unaudited figures in Reais MM

Net operating revenues	9,862	8,609	14.6%
EBITDA1/	4,441	4,000	11.0%
EBITDA margin (%)	45.03	46.46	-1.4 p.p.
Operating income	1,766	1,365	29.4%
Income before income tax, social contribution, profit sharing & minority interest	1,794	1,395	28.6%
Net income	1,475	928	59.0%

Shares outstanding (bn)	493.6	493.6	0.0%
EPS (000)	2.99	1.88	59.0%

Installed Lines (switching) (000)	14,305	14,308	-0.02%
Lines in service (000)	12,359	12,353	0.0%
Telephone density (per 100 inhab.)	31.6	32.1	-0.5 p.p.
LIS/employee2/	1,866	1,553	20.2%
Digitalization (%)	98.0	96.5	1.5 p.p.

1/	EBITDA = Earnings before interest taxes, depreciation and amortization - EBITDA
2/	For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

Highlights of the Period

•	ADSL - is offered under the brand name “SPEEDY” and reached 715,600 clients in September 2004, increasing 18.2% in relation to the 2Q04, when there were 605,548 clients. In relation to the 423,548 clients registered in September 2003, the growth is 69.0%.

•	Alternative Plans - In July 2004, Telesp announced to its clients and users in general the launching of a promotion through the Alternative Plans for the local service – Economy Line and Super Economy Line – and for the Domestic Long Distance service – Economy Line Card – for fixed phones in its concession area. With the Economy Line, the client pays a monthly fee of R$22.30 and is able to make local calls (fixed-to-fixed) to be charged in the monthly bill. In order to make long distance calls or calls to cellular numbers, a pre-paid card that grants the credits is required. With the Super Economy Line, the client pays a monthly fee of R$11.15 and the telephone only receives calls. In order to make any calls, the pre-paid card is required. Until the end of the third quarter, 600,000 Economy and Super Economy Lines were sold.

•	The net operating revenues at the end of the 9M04 were R$9,862.1 million and when compared to the revenues recorded in the 9M03, an increase of R$1,253.5 million, or 14.6%, is shown. This is explained by the tariff increases in 2003 and 2004, besides the growth in the “SPEEDY” service and long distance services. In the quarterly comparison, an increase of R$271.9 million, or 8.6%, was registered due to the same reasons.

•	The accumulated EBITDA margin for the 9M04 was 45.0%, while it reached 46.8% for the quarter, the highest values along the year. When comparing the 9M04 with the 9M03 a drop of 1.4 p.p. is noted, mainly as a result of the increase in interconnection expenses (as a reflection of the growth in long distance traffic using the access code “15” and the increase of fixed-to-mobile traffic) and outsourcing. When comparing the 3Q04 with the 3Q03, a fall of 1.4 p.p. was also recorded, chiefly due to the higher expenses with materials and outsourcing.

•	The consolidated Capex (committed) accumulated until September 2004 was R$883.1 million. This number is in line with the investment needs of the Company and confirms the long-term interest of the Telefónica Group in Brazil.

•	The total indebtedness of the Company as of September 30, 2004 was R$2,068.6 million including hedging operations. The net debt of the Company of R$1,689.7 million results from subtracting R$378.9 million of cash and cash equivalent. For comparison reasons, as of June 30, 2004, the indebtedness of the Company was R$3,441.7 million including hedging operations. The R$2,767.9 million of net debt as of June 30, 2004 results from subtracting R$673.7 million of cash and cash equivalent. In September 2004, the settlement of the contract with Comtel in the amount of R$944.2 million was carried on.

Highlights about revenues

Gross Operating Revenues by the end of the 9M04 reached R$13,619.9 million, a R$1,801.5 million or 15.2% increase compared to the same period of the previous year. When comparing the 3Q04 with the 3Q03, the revenues grew R$362.5 million, or 8.3%.

The main sources of Gross Operating Revenues variations are explained as follows:

•	Monthly Subscription Fee: totaled R$3,415.2 million in the 9M04, representing an increase of R$299.9 million, or 9.6% compared to the 9M03, mainly due to the tariff increases in 2003 and 2004, partially offset by a 1.3% reduction in the average number of lines in service. When comparing the 3Q04 with the 3Q03, a R$48.5 million or 4.2% growth was recorded because of the same aforementioned reasons.

•	Installation Charge: amounted to R$63.2 million in the 9M04, a decrease of R$18.4 million or 22.5% when compared to the same period of the previous year. It is worth noting the campaigns launched by the Company starting in July 2004 where the installation charge was forfeit as part of the promotion. A decrease of R$12.8 million or 42.1% was recorded when comparing the 3Q04 with the 3Q03.

•	Local Service: registered revenues of R$2,269.5 million for the 9M04, showing an increase of R$66.1 million or 3.0% compared to the 9M03, due to the tariff increases in 2003 and 2004, partially offset by the reduction in traffic (exceeding pulses) of about 5.2%. There was a fall of R$75.5 million or 9.2% when comparing the 3Q04 with the 3Q03, due to the reduction in traffic (exceeding pulses) of about 5.3%, partially offset by the tariff increases in 2004.

•	Others: reached R$680.4 million in the 9M04, representing a R$124.8 million or 22.5% increase when compared with the 9M03, highlighting the increase in revenues from value added Services, sales of merchandise and 2M-ATB (2 Megabits – Basic Tariff Area) data access, partially offset by the drop in revenues coming from the external relocation of telephone lines. When comparing the 3Q04 with the 3Q03, a growth of R$35.9 million or 18.1% was shown, highlighting the revenues from value added services and ISDN installation. It is worth noting that more than 55% of our clients are subscribed to at least one value added service.

•	DLD: reached R$2,313.4 million in the 9M04, presenting an increase of R$567.5 million, or 32.5%, compared to the 9M03. When comparing the 3Q04 with the 3Q03, there was an increase of R$105.9 million or 13.9%. The increase in revenues is explained by the following reasons:

•	Long distance (intra-state): totaled R$1,752.9 million in the 9M04, growing R$461.2 million, or 35.7%, when compared to the 9M03. When comparing the 3Q04 with the 3Q03, there was an increase of R$98.5 million or 17.3%. These increases were mainly the result of the revenues from the SMP (Personal Mobile Service) traffic, the tariff increases in 2003 and 2004 and the increase in the market share.

•	Long distance (inter-state): reached R$560.5 million in the 9M04, showing an increase of R$106.3 million, or 23.4%. In the 3Q04, it reached R$199.0 million, showing a positive variation of R$7.4 million or 3.9% compared with the 3Q03. These increases were mainly the result of the revenues from the SMP (Mobile Personal Service) traffic, the tariff increases in 2003 and 2004 and the increase in the market share.

•	Fixed-to-mobile: amounted to R$3,008.3 million in the 9M04, presenting an increase of R$396.4 million or 15.2% compared to the same period of the previous year. When comparing the 3Q04 with the 3Q03, an increase of R$124.7 million or 14.5% was recorded. This was due to the tariff increase and the growth in the cellular subscriber base.

•	ILD: reached R$81.8 million in the 9M04, an increase of R$7.8 million or 10.5% when compared to the 9M03. The increase amounted to R$0.6 million, or 1.9%, when comparing the 3Q04 with the 3Q03, due to the increase in both fixed-to-fixed and SMP traffic and also the increase in the market share.

•	Interconnection Revenues: amounted to R$822.7 million in the 9M04, showing a reduction of R$7.3 million or 0.9% when compared with the 9M03, mainly due to the increased long distance traffic by means of Telesp’s access code “15”, which was extended to the SMP in July 2003. When comparing the 3Q04 with the 3Q03, there was an increase of R$6.0 million or 2.2%, mainly due to the increase in mobile-to-fixed interconnection revenues.

•	Public Telephony: totaled R$251.9 million in the 9M04, and when compared to the 9M03, it grew R$73.1 million or 40.8%, mainly due to the tariff increases in 2003 and 2004 and the increase in the sale of public telephone cards. When comparing the 3Q04 with the 3Q03, an increase of R$26.4 million or 40.8% was recorded because of the same aforementioned reasons.

•	Data Transmission: revenues for the 9M04 reached R$710.1 million, a R$291.7 million or 69.7% increase regarding the 9M03. The increase was mainly caused by the growth in “SPEEDY” services and other non-switched data packaged services. During the quarter, the revenues grew R$103.0 million or 67.8% compared to the 3Q03 due to the same reasons. The revenues for installation fee of these services are also included in this entry.

Operating Expenses Highlights

Operating Expenses in the 9M04 reached R$5,421.0 million, an increase of R$812.3 million or 17.6% compared to the 9M03. When comparing the 3Q04 with the 3Q03, the increase was R$189.5 million or 11.6%.

The main sources of Operating Expenses variations are explained as follows:

•	Personnel expenses totaled R$405.0 million in the 9M04, falling R$47.2 million or 10.4% compared to the 9M03, mainly due to: the headcount reorganization and the consequent application of the early retirement programs, the resulting decrease of 17.4% in the average headcount in March 2003, December 2003 and April 2004 and the change in the criteria for provisioning the winter’s employees bonus. These effects were partially offset by the salary increase of 8% (September 2003). When comparing the 3Q04 with the 3Q03, an increase of R$12.0 million was recorded, due to the change in the criteria for provisioning the employees’ winter bonus.

•	General and administrative expenses for the 9M04 reached R$4,530.6 million, representing an increase of R$914.6 million, or 25.3% compared to the 9M03. If the interconnection expenses were not considered, the growth would be in the amount of R$318.8 million, or 20.0%. The increase was R$199.1 million or 14.8% in the 3Q04 when compared to the 3Q03. Likewise, if the interconnection expenses were not considered, this growth would be in the amount of R$84.3 million, or 14.9%.

Annual disclosure

The main sources of General and Administrative Expenses variations are explained as follows:

a)	Materials reached R$95.3 million in the 9M04 showing a R$16.4 million or 20.8% growth when compared to the 9M03, mainly due to the increase in the cost of merchandise sold. There was an increase of just R$6.7 million or 30.0% when comparing the 3Q04 with the 3Q03 due to higher expenses related with productive plaint maintenance and the cost of merchandise sold.

b)	Outsourcing expenses reached R$1,674.8 million, an increase of R$311.3 million or 22.8% when comparing the 9M04 with the 9M03, as the result of the increase in expenses of operating plant services, technical and administrative services, IP-network traffic and co-billing. When comparing the 3Q04 with the 3Q03, an increase of R$78.3 million or 15.9% was recorded, due to the same reasons.

c)	Inter-connection expenses reached R$2,617.2 million, growing R$595.8 million or 29.5% when comparing the 9M04 with the 9M03 due to the increased fixed-to-mobile traffic and the tariff increase. The increase in the expenses also reflects the start of operations of the

SMP in July 2003, resulting in payments to cellular operators. There was an increase of R$114.9 million or 14.7% due to the same reasons when comparing the 3Q04 with the 3Q03.

d)	Other Expenses reached R$143.3 million in the 9M04, going down R$8.9 million, or 5.8%, compared to the 9M03 mainly due to the reduction in rental expenses of ducts, offset by higher expenses with right of use and rental of infrastructure. When comparing the 3Q04 with the 3Q03, a reduction of R$0.7 million, or 1.4%, was recorded due to the same reasons.

•	Taxes reached R$194.0 million, showing an increase of R$27.5 million, or 16.5%, when comparing the 9M04 and the 9M03, chiefly due to the increase in expenses with FUST and FUNTTEL, both charged on revenues. The values related to Cofins on financial revenues that were classified until December 2003 in “Other Operating Revenues (Expenses)” are now classified in “Taxes”. Due to the same reasons, an increase of R$15.9 million, or 30.3%, was recorded in the 3Q04 when compared to the 3Q03.

•	Provisions for bad debt presented a contraction of R$7.6 million, or 2.3%, comparing the 9M04 and the 9M03. It corresponds to 3.3% of the total Net Operating Revenues compared to the 3.9% provision in the 9M03. During the 3Q04, this provision represented 3.0% of the Net Operating Revenues. This reduction is possible through the implementation of some measures to promote an improvement in collections and in refining the client classification criteria. Nevertheless, it is worth noting that this indicator has historically presented seasonal fluctuations. As of September 30, 2004, the Company did not register any client with an outstanding bill that surpassed 1% of the total accounts receivable.

•	Other operating revenues (expenses) registered a positive net result of R$34.7 million in the 9M04 compared to the negative result of R$38.6 million in the 9M03, which represents a positive variation of R$73.3 million. This behavior is mainly due to the reclassification of the expenses with Cofins (charged to the “Taxes” account in the 2004), increase in recovered taxes, partially offset by the reduction of revenues from shared infra-structure. When comparing the 3Q04 with the 3Q03, there was also a positive variation of R$34.7 million, mainly due to the partial reversion of the provision for pension plans and provisions for contingencies.

•	Depreciation dropped R$63.9 million, or 3.0%, in the 9M04 compared to the 9M03, mainly due to the realignment of Capex after achieving the universalization targets and the reductions of the provision for obsolescence. Likewise, a reduction of R$22.0 million or 3.1% was shown in the 3Q04 compared to the 3Q03 due to the same reasons.

•	Net Financial Revenues / (Expenses): when comparing the 9M04 with the 9M03 and excluding the value of the interest on the Company’s net worth, there was an improvement in the financial result of R$191.8 million, mainly due to the reduction in the financial expenses. The indebtedness and result of the operations of the Company are significantly affected by the risk of the exchange rates. As of September 30, 2004, 100% of the financial debt was denominated in foreign currency (US Dollar, Canadian Dollar and Yen), while 99.5% of the indebtedness was being covered by active positions in hedge operations (Swap to “CDI”). The gains and losses of those operations are recorded in the financial statements. As of September 30, 2004, those transactions showed a negative consolidated net result of R$199.2 million, while a liability of R$205.9 million was recorded to acknowledge the temporary loss.

Net Financial Revenues Annual Comparison - R$ MM			Variation
	Sep/04	Sep/03%		R$ MM
Results of Financial Operations	55.7	149.9	(62.8)	(94.2)
Hedge results	(199.2)	(1,110.4)	(82.1)	911.2
CPMF (Tax on financial transactions)	(60.4)	(56.7)	6.5	(3.7)
Financial Revenues	38.4	67.4	(43.0)	(29.0)
Financial Expenses	(185.1)	(341.9)	(45.9)	156.8
Exchange Variation	53.6	802.8	(93.3)	(749.2)
Interest on the Company’s net worth	(295.8)	—	—	(295.8)

Net Financial Result	(592.8)	(488.9)	21.3	(103.9)

NON-OPERATING REVENUES (EXPENSES) in the 9M04 registered a negative variation of R$2.6 million, or 8.6%, when compared to the 9M03, due to the increase in obsolete assets write-off. When comparing the 3Q04 with the 3Q03, a positive variation of R$1.6 million is recorded, mainly due to the raise in revenues from fines to suppliers, partially offset by obsolete assets write-off.

LOANS AND FINANCING: As of September 30, 2004, the Company had R$1,862.7 million (R$3,253.7 million as of June 30, 2004) in loans and financing denominated in foreign currency, from which R$1,216.4 million (R$2,371.0 million as of June 30, 2004) were obtained at fixed interest rates, and R$646.3 million (R$882.7 million as of June 30, 2004) were obtained at foreign variable interest rates. In order to be protected against the exchange risk of the loans denominated in foreign currency, the Company contracted hedge operations to tie the debt to the local currency, with floating interest rates indexed to the CDI, and as a consequence the financial results of the Company are affected by the fluctuations of this rate. The Company is also protected against the fluctuation of foreign variable interest rates. As of September 30, 2004, the Company had “Swap floating (CDI) x Fixed” operations to partially cover the fluctuations in the local currency interest rates. The covered operations mature in January 2005 and totaled R$640.0 million (R$1,153.4 million as of June 30, 2004).

On the other hand, the Company invests the balance of cash and cash equivalents (financial instruments) of R$378.9 million (R$673.7 million as of June 30, 2004) mainly in short-term instruments, based on the variation of the CDI, which reduces this risk. Book value of those instruments is close to market value because of their short-term maturity.

CORPORATE EVENTS

•	Telesp acquires the IP Network from Telefônica Empresas S.A.: On December 10, 2002, the management of Telecomunicações de São Paulo – Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use of the broad band access to internet named “SPEEDY”. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies, in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

•	Modification of the Company’s bylaws: the Extraordinary General Shareholders’ Meeting, held on December 30, 2002 approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s bylaws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

•	Interim Dividends – Fiscal year 2004: On April 08, 2004, the Company published a notice declaring interim dividends and interest on the Company’s net worth for the fiscal year 2004, approved in the Board of Directors’ Meeting held on April 07, 2004, ad referendum of the General Shareholders’ Meeting and the payment of the interest on the Company’s net worth for the fiscal year 2003 approved in the General Shareholders’ Meeting held on March 25, 2004. The Company declared interim dividends in the amount of R$613.6 million based on the retained earnings of the last balance sheet, according to the article 28 of the Company’s bylaws and articles 204 and 205 of the Law #6404/76.

	Common	Preferred (*)
Amount per lot of 1,000 shares: R$	1.165553357353	1.282108693088

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The interim dividends will be charged against the minimum mandatory dividends for the fiscal year 2004 in accordance with the established by the single paragraph of the article 28 of the Company’s bylaws. The payment of this dividend started on April 23, 2004 to the common and preferred shareholders registered as such in the Company’s registry book by the end of the day on April 07, 2004.

•	Declaration of interest on the Company’s net worth – Fiscal year 2004: The Company declared interest on the Company’s net worth in the amount of R$295.8 million, subjected to income tax withholding of 15%, resulting in a net payment of R$251.4 million in accordance with the article 9 of the Law #9249/95 and the Instruction 207/96 of the CVM (“Comissão de Valores Mobiliários”).

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individuals (net value)
Common shares	0.561909290065	0.084286393510	0.477622896555
Preferred shares (*)	0.618100219071	0.092715032861	0.525385186210

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

The corresponding credit was made in the Company’s accounting records on April 23, 2004, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on April 07, 2004. In accordance with the single paragraph of the article 29 of the Company’s bylaws, the interest on the Company’s net worth may be charged against the minimum mandatory dividends for the fiscal year 2004. Immune or exempt entities for tax withholding will receive the payment for the gross value.

•	Payment of Interest on the Company’s Net Worth - Fiscal Year 2003: In accordance with the resolutions taken in the Ordinary General Shareholders’ Meeting held on March 25, 2004, it started on April 23, 2004 the payment of Interest on the Company’s Net Worth, granted to the common and preferred shareholders individually registered as such at the end of the day, on December 29, 2003, according to the Notice to the Shareholders published on December 11, 2003. The total amount is R$1,100 million and after withholding the income tax of 15%, its net amount is R$935 million, according to the table below:

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	2.089588299767	0.313438244965	1.776150054802
Preferred Shares (*)	2.298547129744	0.344782069462	1.953765060282

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance with the article 9 of the Law #9249/95 and item V of the Instruction #207/96 of the CVM (“Comissão de Valores Mobiliários”), the amount of Interest on the Company’s Net Worth was charged, on its net value, to the amount of the mandatory dividends related to the fiscal year 2003.

BONDS

In September 02, 2004, the Company published a relevant fact related to the establishment of a Public Offering of Obligations Program (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

The Program has a total value of R$3,000,000,000.00 (three billion reais), with maturity of two years, counted from the filing at CVM. It considers the issuance of simple bonds, not convertible to shares, unsecured type and/or Promissory Notes.

The Offer consists of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 per unit, totaling the amount of R$1,500,000,000.00 (one billion and five hundred million reais), in a single series. The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber). The bonds will mature in 6 years, with a provision to review the conditions in three years.

The Offer and the Program were approved by Telesp’s Extraordinary General Shareholders’ Meeting, held on September 02, 2004. The additional conditions of the Offer were deliberated in the Board of Directors’ Meeting of the Issuer, held on September 20, 2004.

On October 15, 2004, the Program was filed at the CVM, and the registration of the Offer was granted.

SUBSEQUENT EVENT

On October 06, 2004, the Company published the declaration of interim dividends and interests on the Company’s net worth of the fiscal year 2004, approved in the Board of Directors’ Meeting, held on October 05, 2004, ad referendum of the General Shareholders’ Meeting.

The corresponding credit was made in the Company’s accounting records on October 05, 2004, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on October 05, 2004. The payment of said dividends started on October 29, 2004.

a) Interim Dividends - Fiscal Year 2004

The Company declared interim dividends for a total amount of R$1,596,120,000 (one billion, five hundred ninety six million, one hundred twenty thousand reais) based on the accumulated earnings as of the June 30, 2004 financial statements and according to article 28 of the Company’s bylaws and article 204 of the Law #6404/76.

Type of share	Common	Preferred (*)
Amount per lot of 1,000 shares: R$	3.032030	3.335233

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the single paragraph of the article 28 of the Company’s bylaws, said interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2004, ad referendum, of the General Shareholders’ Meeting.

b) Interest on the Company’s Net Worth – Fiscal Year 2004

The Company declared Interest on the Company’s Net Worth, in accordance with the article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$592,800,000 (five hundred ninety two million, eight hundred thousand reais) and after withholding the income tax of 15%, its net amount is R$503,880,000 (five hundred three million, eight hundred eighty thousand reais).

Amount per lot of 1,000 shares: R$	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (net value)
Common Shares	1.126098	0.168914	0.957183
Preferred Shares(*)	1.238707	0.185806	1.052901

(*)	10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws

ADDITIONAL NOTES

•	CVM Edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. On December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of September 30, 2003 and November 30, 2002, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans in relation to the total liabilities of the pension plan. The total value of the registered liability until September 30, 2004 was R$71.5 million.

•	On July 06, 2003, the mobile telephony operating companies started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance (VC2 and VC3) and international call, according to the SMP rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

•	On June 29, 2004, through Edicts #45011 and #45012, the Agência Nacional de Telecomunicações – ANATEL approved the percentages for the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004. On July 02, the approved percentages were applied on top of the tariffs determined by the legal injunction.

The average variations of the tariff baskets were as follows:

Local: 6.89%

Long Distance: 3.20%

TU-RL: -10.47%

TU-RIU: 3.20%

•	After the final decision regarding the Legal Injunction by the STJ, with the reincorporation of the IGP-DI as the index, the approved percentages, in accordance with Anatel’s published acts, were applied on top of the approved tariffs in June 2003, non-retroactively. The increase was divided in two installments, with the first one being effective on September 01, 2004. On September 01, 2004 on, the following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.22%

Domestic Long Distance: average of 5.22%

Non-residential and trunk monthly fee: 7.75%

Residential monthly fee: 3.14%

Installation: average of 14.14%

•	The second installment was effective from November 01, 2004 on. The following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.13%

Domestic Long Distance: average of 4.97%

Non-residential and trunk monthly fee: 7.20%

Residential monthly fee: 3.05%

Installation: average of 12.40%

Tables

Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has Telesp’ Income Statement. Table 3 and the Table 4 show, respectively, the balance sheets and the operating highlights for TELESP. Table 5 shows tariffs rates. Finally, Table 6 shows loans and financing, Capex, depreciation, inflation and foreign exchange rate figures.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previoulsy “Telesp Participações S/A”)

Table 1. Shareholding structure for Telesp

	As of September 30, 2004
Telesp	Ordinary	Preferred	Total
Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.71%	88.90%	87.49%
Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.29%	11.10%	12.51%
Total number of shares	165,320,206,602	328,272,072,739	493,592,279,341

Note: Treasury shares were cancelled in the General Shareholders’ Meeting held on August 14, 2003.
Capital stock - in thousands of R$ (in 06/30/04):		5,978,074
Book Value per 1,000 shares (R$):		26.00
Capital stock - in thousands of R$ (in 09/30/04):		5,978,074

Tagline

Telecomunicações de São Paulo S/A - TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representatives of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is a listed company.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephone operating companies started to implement the long distance carrier selection. It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephone operators for the use of their networks.

On September 04, 2004, the rules established in Resolution # 373, dated as of June 03, 2004 of Anatel (National Telecommunications Agency) were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephone Service. As a consequence, all calls, previously billed as domestic long distance (DC - Áreas Conurbadas), will now be billed as local calls. In São Paulo, this modification comprised 53 municipalities, while 39 of them where in Grande São Paulo.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 2. Consolidated income statements

For the years ended September 30, 2004 and 2003

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated
	Sep/04	Sep/03	var.	3Q04	3Q03	var.
Gross operating revenue	13,619,912	11,818,450	15.2%	4,708,600	4,346,054	8.3%

Monthly subscription fee	3,415,239	3,115,297	9.6%	1,198,396	1,149,941	4.2%
Installation charge	63,196	81,589	-22.5%	17,552	30,337	-42.1%
Local Service	2,269,542	2,203,474	3.0%	749,812	825,352	-9.2%
Other	680,409	555,595	22.5%	234,056	198,187	18.1%
DLD	2,313,401	1,745,941	32.5%	865,707	759,768	13.9%

Intra-state	1,752,866	1,291,714	35.7%	666,748	568,238	17.3%
Inter-state	560,535	454,227	23.4%	198,959	191,530	3.9%
Fixed to mobile revenues	3,008,298	2,611,930	15.2%	986,687	861,975	14.5%
ILD	81,771	73,977	10.5%	30,491	29,934	1.9%
Interconnection	822,695	829,954	-0.9%	278,790	272,759	2.2%
Public telephony	251,901	178,846	40.8%	91,048	64,676	40.8%
Data transmission (ex-package)	710,122	418,469	69.7%	254,873	151,875	67.8%
Phone directory	3,338	3,378	-1.2%	1,188	1,250	-5.0%

Taxes + others	(3,757,827)	(3,209,824)	17.1%	(1,283,606)	(1,192,970)	7.6%

Net operating revenue	9,862,085	8,608,626	14.6%	3,424,994	3,153,084	8.6%

Operating expenses	(5,421,024)	(4,608,751)	17.6%	(1,823,564)	(1,634,076)	11.6%

Payroll and related charges	(404,959)	(452,166)	-10.4%	(131,341)	(119,338)	10.1%
General and administrative expenses	(4,530,612)	(3,616,061)	25.3%	(1,546,267)	(1,347,158)	14.8%
Materials	(95,287)	(78,912)	20.8%	(28,976)	(22,284)	30.0%
Outside Services	(1,674,826)	(1,363,529)	22.8%	(570,915)	(492,657)	15.9%
Interconnection expenses	(2,617,243)	(2,021,475)	29.5%	(897,811)	(782,954)	14.7%
Others	(143,256)	(152,145)	-5.8%	(48,565)	(49,263)	-1.4%
Taxes	(194,038)	(166,543)	16.5%	(68,225)	(52,362)	30.3%
Provisions	(324,364)	(331,960)	-2.3%	(103,017)	(111,537)	-7.6%
Investment gains (losses)	(1,705)	(3,420)	-50.1%	(4,828)	909	-631.1%
Other operating revenues / (expenses)	34,654	(38,601)	-189.8%	30,114	(4,590)	-756.1%

Earnings before interest taxes, depreciation and amortization - EBITDA	4,441,061	3,999,875	11.0%	1,601,430	1,519,008	5.4%

Depreciation and amortization	(2,082,419)	(2,146,367)	-3.0%	(686,144)	(708,109)	-3.1%
Financial revenues	348,835	1,349,595	-74.2%	63,018	(54,258)	-216.1%
Financial expenses	(645,878)	(1,838,483)	-64.9%	(163,881)	(90,031)	82.0%
Interest on the company’s net worth	(295,800)	—	—	—	—	—

Operating income	1,765,799	1,364,620	29.4%	814,423	666,610	22.2%

Non-operating revenues (expenses)	28,175	30,821	-8.6%	11,073	9,503	16.5%

Income before income tax and social contribution	1,793,974	1,395,441	28.6%	825,496	676,113	22.1%

Income tax	(455,670)	(347,513)	31.1%	(212,362)	(168,909)	25.7%
Social contribution	(159,086)	(119,965)	32.6%	(74,854)	(59,098)	26.7%

Income before employee profit sharing and minority interest	1,179,218	927,963	27.1%	538,280	448,106	20.1%

Interest on company’s net worth reversion	295,800	—	—	—	—	—

Net income	1,475,018	927,963	59.0%	538,280	448,106	20.1%

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

As of September 30, 2004 and June 30, 2004

Corporate Law - Unaudited

(In thousands of reais - R$)

	Consolidated	Consolidated
	Sep/04	Jun/04
ASSETS
Current assets	4,167,937	4,426,383

Cash and cash equivalents	378,911	673,730
Cash and bank accounts	15,228	82,452
Financial investments	363,683	591,278
Accounts receivable from customers	3,224,912	3,215,382
Allowance for doubtful accounts	(589,294)	(609,508)
Loans and financial investments	2,877	16,419
Recoverable taxes	848,738	826,612
Maintenance inventories	101,551	106,025
Recoverable prepaid expenses	70,768	65,442
Unrealized Gains on Hedging Operations	—	—
Receivables from associated companies	64,851	64,841
Other assets	64,623	67,440

Long-term assets	803,989	858,679

Recoverable taxes	359,331	381,831
Loans and financial investments	10,325	10,432
Bail of legal proceedings	320,947	305,710
Receivables from associated companies	11,173	49,223
Other assets	102,213	111,483

Permanent Assets	13,774,576	14,134,515

Investments	163,559	168,199
Property, plant and equipment - net	13,469,237	13,811,357
Deffered results	141,780	154,959

Total Assets	18,746,502	19,419,577

LIABILITIES
Current liabilities	4,270,590	5,267,124

Loans and financing	1,142,936	2,361,486
Suppliers	1,014,253	1,001,325
Consignments	162,409	171,322
Taxes	1,003,292	815,437
Dividends and interest on capital	438,123	441,444
Accrual for contingencies	34,447	34,035
Payroll and related charges	147,020	131,244
Payables to associated companies	33,640	27,558
Unrealized Losses on Hedging Operations	205,900	187,988
Other liabilities	88,570	95,285

Long-term liabilities	1,621,283	1,836,450

Loans and financing	719,758	892,189
Taxes	26,961	28,037
Accrual for contingencies	757,301	737,167
Payables to associated companies	17,597	56,862
Other liabilities	99,666	122,195
Results of future fiscal years	17,470	17,470

Shareholders’ equity	12,835,545	12,296,919

Share capital	5,978,074	5,978,074
Capital reserves	2,744,868	2,744,522
Profit Reserves	550,498	550,498
Retained earnings	3,562,105	3,023,825

Capitalizable Funds	1,614	1,614

Total liabilities	18,746,502	19,419,577

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 4. Operating Highlights

		Consolidated - Accumulated			var.		Consolidated			var.
		Sep/03	Sep/04				2Q04	3Q04
Capex
Capital Expenditure (Economic)	R$ MM	850	785		-7.6%		255	332		30.2%
Network
Access Lines - Installed (switching)		14,308,084	14,304,712		-0.02%		14,319,703	14,304,712		-0.1%
Installed Lines - Gain		(47,576)	55,999		n.a.		31,515	(14,991)		n.a.
Access Lines in Service		12,353,353	12,359,157		0.0%		12,220,787	12,359,157		1.1%
Residential		9,166,942	9,216,524		0.5%		9,083,080	9,216,524		1.5%
Non-residential		1,453,857	1,439,082		-1.0%		1,445,313	1,439,082		-0.4%
Trunk Lines 1/		1,161,409	1,076,811		-7.3%		1,084,724	1,076,811		-0.7%
Public Lines		326,179	328,515		0.7%		327,870	328,515		0.2%
Internally used and test lines		244,966	298,225		21.7%		279,800	298,225		6.6%
Lines in Services - Gain		(152,535)	62,227		n.a.		(6,759)	138,370		n.a.
Average Lines in Service	(ALIS)	12,409,258	12,252,534		-1.3%		12,226,111	12,273,083		0.4%
ADSL		423,548	715,600		69.0%		605,548	715,600		18.2%
Digitalization	(%)	96.5	98.0		1.5	p.p.	97.8	98.0		0.2	p.p.
Traffic
Local Pulses - Registered	(pul 000)	26,805,474	25,389,551		-5.3%		8,472,673	8,385,059		-1.0%
Local Pulses - Exceeding	(pul 000)	18,925,985	17,937,479		-5.2%		6,029,030	5,932,070		-1.6%
Domestic Long Distance 2/	(min 000)	12,235,195	12,049,395		-1.5%		3,936,645	4,001,210		1.6%
International Long Distance	(min 000)	63,895	70,809		10.8%		22,985	24,843		8.1%
Monthly traffic per ALIS
Local	(pul)	240	230		-4.1%		231	228		-1.4%
DLD	(min)	110	109		-0.3%		107	109		1.3%
ILD	(min)	0.6	0.6		12.2%		0.6	0.7		7.7%
Others
Employees		8,229	7,008		-14.8%		7,015	7,008		-0.1%
LIS per Employee 3/		1,553	1,866		20.2%		1,828	1,866		2.0%
Monthly Net Op. Revenue per ALIS	(R$)	77.1	89.4		16.0%		86.5	93.0		7.5%
Telephone Density	(per 100 inh.)	32.1	31.6	4/	-0.5	p.p.	31.1	31.6	4/	0.5	p.p.

1/	Includes ISDN clients.
2/	Includes intra-state, inter-state (fixed-to-fixed and fixed-to-mobile).
3/	End of period. Includes ADSL clients.
4/	Population: 39,148,503 (source IBGE - September 2004).

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 5

Tariff rates (including taxes) - fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit
Jun 24, 2001	76.62	23.32	36.41	48.56	0.075	0.075	0.092
Jun 28, 2002	76.62	26.57	40.04	40.04	0.081	0.081	0.103
Jun 30, 2003	89.82	30.37	49.62	49.62	0.093	0.093	0.117
Sep 12, 2003 1/	69.71	31.14	46.93	46.93	0.095	0.095	0.120
Jul 02, 2004	64.16	33.45	50.41	50.41	0.102	0.102	0.129
Sep 01, 2004	73.10	34.5	54.35	54.35	0.105	0.105	0.133
Nov 01, 2004 2/	82.06	35.55	58.29	58.29	0.108	0.108	0.137

Date of Enforcement	DLD (1 minute without discounts - normal rates)
	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394

Date of Enforcement	Interconnection (1 min.-without discounts)		Fixed to Mobile (1 minute-without discounts)
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003			from 0.5687 to 0.63603/	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			from 0.6085 to 0.68053/	1.354	1.540
Jul 02, 2004	0.047	0.106			0.000
Sep 01, 2004	0.049	0.112			0.000
Nov 01, 2004	0.052	0.118

1/	Installation Charge was readjusted on October 04, 2003.
2/	Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$66.74), monthly fee for non-residential and trunk lines (R$55.96), DLD (D1=R$0.150, D2=R$0.216, D3=R$0.308 and D4=R$0.439). There are different tariffs within CETERP’s region.
3/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On February 06, 2004, according to the Act 42422, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Móvil Service - SMC and Personal Mobile Service - SMP, with an increase of 6.99% for the VC1, VC2 and VC3 throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The new tariffs started to be charged on February 11, 2004.

Note b) On June 29, 2004, through Edicts #45011 and #45012, the Agência Nacional de Telecomunicações – ANATEL approved the percentages for the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004. On July 02, the approved percentages were applied on top of the tariffs determined by the legal injunction.

The average variations of the tariff baskets were as follows:

Local: 6.89%

Long Distance: 3.20%

TU-RL: -10.47%

TU-RIU: 3.20%

Note c) After the final decision regarding the Legal Injunction by the STJ, with the reincorporation of the IGP-DI as the index, the approved percentages, in accordance with Anatel’s published acts, were applied on top of the approved tariffs in June 2003, non-retroactively. The increase was divided in two installments, with the first one being effective on September 01, 2004. On September 01, 2004 on, the following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.22%

Domestic Long Distance: average of 5.22%

Non-residential and trunk monthly fee: 7.75%

Residential monthly fee: 3.14%

Installation: average of 14.14%

Note d) The second installment was effective from November 01, 2004 on. The following readjustment indexes were applied to Telefónica’s services:

Pulse: average of 3.13%

Domestic Long Distance: average of 4.97%

Non-residential and trunk monthly fee: 7.20%

Residential monthly fee: 3.05%

Installation: average of 12.40%

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

(Previously “Telesp Participações S/A”)

Table 6

Loans and Financing

(in thousand of reais)

	Currency	Interest Rate	Due Date	Balance as of Sep/04
				Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	8,827	73,083	81,910
CIDA	CAN$	3.00%	2005	1,605	—	1,605
Loans in foreign currency			Until 2009	1,132,504	646,675	1,779,179

Total				1,142,936	719,758	1,862,694

	Currency	Interest Rate	Balance as of Sep/04
Res. 2770	USD	1.60% to 10.55%	780,718
Res. 2770	JPY	1.30% to 1.40%	264,089
Debt Assumption	USD	8.62% to 27.50%	88,062
Untied Loan - JBIC	YEN	Libor + 1.25%	646,310

Total			1,779,179

Capex

The Company submitted to the Board of Directors the Budget for 2004, amounting to R$1,410.9 million (consolidated), which was forwarded and approved by the Ordinary General Shareholders’ Meeting held on March 25, 2004. The source of financing will be generated by the operations.

As of September 30, 2004, the Capex invested by the Company was R$785.2 million. For the 9M04, the new commitments for the capex are as follows (in R$ thousand):

Year	Committed	Forecasted
2004	883,088	951,852

Depreciation Figures

(in million of reais)

September 2004

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	37,669	(24,554)	13,115
Work in progress	354	0	354
Total	38,023	(24,554)	13,469
Fully depreciated assets			11,685
Average depreciation rate (%)			10.50%

Inflation Figures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan - Dec 2001	10.37%	10.40%
Jan - Dec 2002	25.30%	26.41%
Jan - Dec 2003	8.69%	7.66%
Jan - Mar 2004	2.72%	2.84%
Jan - Jun 2004	6.78%	6.90%
Jan - Sep 2004	10.26%	10.06%

Source: Investnews - Gazeta Mercantil Note: The IPCA from May 2002 to May 2003 was 17.23%

Exchange Rate Figures

	R$/US$	var.% (YTD)
December 31, 1999	1.789	-48.03%
December 31, 2000	1.9554	-9.30%
December 31, 2001	2.3204	-18.67%
December 31, 2002	3.5333	-52.27%
December 31, 2003	2.8892	18.23%
March 31, 2004	2.9086	-0.67%
June 30, 2004	3.1075	-7.56%
Sep 30, 2004	2.8586	1.06%

Source: Bloomberg

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: November 10, 2004.	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director